Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

January 20, 2015

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Partners Group Private Equity (Master Fund), LLC (File No. 811-22241) (the “Master Fund”)
Partners Group Private Equity (TEI), LLC (File No. 811-22379) (the “TEI Fund” and, together with the Master Fund, the “Funds”)

Dear Ms. Churko:

Set forth below are the Funds’ responses to your comments on certain of the Funds’ filings.

Master Fund

1.         Comment: For each of the Funds, please add the disclosure required by Article 12-12, footnote 8 of Regulation S-X in future reports.

Response: Each of the Funds is treated as a partnership for federal income tax purposes and not an association taxable as a corporation or a regulated investment company.  As such, each Fund does not have a different federal cost basis of securities to report, as required by Regulation S-X 210.12-12(8).

2.         Comment: The TEI Fund has withholding taxes payable in the Statement of Assets and Liabilities.  Please describe the withholding taxes and add additional disclosure if not already included in the notes to the financial statements.

Response: The TEI Fund employs a blocker fund which may be subject to a withholding of Federal income tax at a 30% rate on its allocable share of the Master Fund's U.S.-source dividend income and other U.S.-source fixed or determinable annual or periodic gains, profits, or income as defined in Section 881(a) of the Internal Revenue Code of 1986, as amended, other than most forms of interest income.  This disclosure will be added in future filings.

3.         Comment: In the Financial Highlights for the Funds please order the ratios in the order outlined by Form N-2.

Response: The Funds will order the financial highlights ratios as outlined in Form N-2.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	Justin Rindos, Esq.
Joshua B. Deringer, Esq.